FILE No.
82-3874

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX


05006584

SUPPL


RECEIVED
MAR 17 2005
213

March 8, 2005

United States Securities
& Exchange Commission
Washington, DC
20549
USA

PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated March 8, 2005

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for. [signature]
BARBARA O'NEILL

3/21

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

****NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES****

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: March 8, 2005**

NEWS RELEASE 05-02

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

Private Placement

Manson Creek Resources Ltd. ("Manson") is pleased to announce today that it has closed a non-brokered private placement for $750,000.

The private placement consisted of 5,454,545 non-flow-through units (the "Units") issued at $0.11 per Unit and 1,071,428 flow-through units (the "Flow-Through Units") issued at $0.14 per Flow-Through Unit.

Each of the 5,454,545 Units are comprised of one common share of Manson and one full share purchase warrant that may be exercised to purchase one common share at a price of $0.14 per common share until March 7, 2007.

Each of the 1,071,428 Flow-Through Units consists of one flow-through common share of Manson and one full non-flow-through share purchase warrant that may be exercised to purchase one common share at a price of $0.14 per common share until March 7, 2007.

The common shares issued are subject to hold period until July 9, 2005.

Proceeds of the financing will be used to conduct a drill program on the Company's CR Property located in British Columbia, to evaluate a new mineral prospects and for working capital purposes. The budget for the drill program is $150,000.

All figures in this news release are expressed in Canadian dollars.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

****NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES****

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: March 8, 2005**

NEWS RELEASE 05-02

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

Private Placement

Manson Creek Resources Ltd. ("Manson") is pleased to announce today that it has closed a non-brokered private placement for $750,000.

The private placement consisted of 5,454,545 non-flow-through units (the "Units") issued at $0.11 per Unit and 1,071,428 flow-through units (the "Flow-Through Units") issued at $0.14 per Flow-Through Unit.

Each of the 5,454,545 Units are comprised of one common share of Manson and one full share purchase warrant that may be exercised to purchase one common share at a price of $0.14 per common share until March 7, 2007.

Each of the 1,071,428 Flow-Through Units consists of one flow-through common share of Manson and one full non-flow-through share purchase warrant that may be exercised to purchase one common share at a price of $0.14 per common share until March 7, 2007.

The common shares issued are subject to hold period until July 9, 2005.

Proceeds of the financing will be used to conduct a drill program on the Company's CR Property located in British Columbia, to evaluate a new mineral prospects and for working capital purposes. The budget for the drill program is $150,000.

All figures in this news release are expressed in Canadian dollars.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

****NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES****

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: March 8, 2005**

NEWS RELEASE 05-02

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

Private Placement

Manson Creek Resources Ltd. ("Manson") is pleased to announce today that it has closed a non-brokered private placement for $750,000.

The private placement consisted of 5,454,545 non-flow-through units (the "Units") issued at $0.11 per Unit and 1,071,428 flow-through units (the "Flow-Through Units") issued at $0.14 per Flow-Through Unit.

Each of the 5,454,545 Units are comprised of one common share of Manson and one full share purchase warrant that may be exercised to purchase one common share at a price of $0.14 per common share until March 7, 2007.

Each of the 1,071,428 Flow-Through Units consists of one flow-through common share of Manson and one full non-flow-through share purchase warrant that may be exercised to purchase one common share at a price of $0.14 per common share until March 7, 2007.

The common shares issued are subject to hold period until July 9, 2005.

Proceeds of the financing will be used to conduct a drill program on the Company's CR Property located in British Columbia, to evaluate a new mineral prospects and for working capital purposes. The budget for the drill program is $150,000.

All figures in this news release are expressed in Canadian dollars.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.